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Filed pursuant to Rule 424 (b)(3)&(c)
Registration No. 333-117456

Prospectus Supplement
to
Prospectus dated August 2, 2005

VITALSTREAM HOLDINGS, INC.

            This Prospectus Supplement supplements the Prospectus dated August 2, 2005 (the "Prospectus") of VitalStream Holdings, Inc. relating to the offering and sale of up to 39,690,092 shares of our common stock by persons who are existing security holders of VitalStream and identified in the section of the Prospectus entitled "Selling Stockholders."

             The purposes of this Prospectus Supplement are (a) to restate the subsection of the Prospectus entitled "Plan of Distribution-Limitations" beginning on page 23 of the Prospectus in order to reflect certain limitations on the sale of the shares offered under the Prospectus in reliance upon an Application for Qualification by Coordination in California, and (b) to add to the Prospectus Quarterly Report on Form 10-Q of VitalStream Holdings, Inc. for the period ended June 30, 2005.

            In the United States, our shares of common stock are listed for trading under the symbol VSTH on the OTC Bulletin Board. On August 30, 2005 the closing sales price of our shares of common stock, as reported by the OTC Bulletin Board, was $0.90 per share.

Consider carefully the risk factors beginning on page 5 in the Prospectus and in this Prospectus Supplement before investing in our securities.

This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meaning specified in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus and this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 1, 2005

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Plan of Distribution-Limitations

            The subsection of the Prospectus entitled "Plan of Distribution-Limitations" beginning on page 23 of the Prospectus is superseded by the following:

Limitations

            We have advised the selling stockholders that, to the extent necessary to comply with governing state securities laws, the offered securities should be offered and sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, we have advised the selling stockholders that the offered securities may not be offered or sold in any state unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available with respect to such offers or sales.

            Without limiting the generality of the foregoing, we have advised the selling stockholders that, to the extent a prospectus is used in the State of California in connection with an offer or sale in reliance upon our Application for Qualification by Coordination filed in that State, such shares may only be offered and sold only to "accredited investors" as defined in Rule 501 of the Securities Act. (The definition of "accredited investors" includes "any broker dealer registered pursuant to Section 15 of the Securities Exchange Act," and, as a result, generally includes market makers in our shares of common stock). Selling stockholders selling shares in the State of California are not required to rely upon the Application for Qualification by Coordination and may rely upon any applicable exemptions from the qualification requirements of that state.

Financial Information

            We hereby supplement the financial information in the Prospectus with the attached Quarterly Report on Form 10-Q of VitalStream Holdings, Inc. for the period ended June 30, 2005 (without Exhibits)

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED June 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________

VITALSTREAM HOLDINGS, INC.

(Exact name of registrant as specified in charter)

Nevada	001-10013	87-0429944

(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

One Jenner, Suite 100 Irvine, California 92618

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (949) 743-2000

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES☒   NO☐

          Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES☐ NO☒

          As of June 30, 2005, the registrant had 64,645,061 Common Shares outstanding.

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PART I - FINANCIAL INFORMATION

VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS JUNE 30, 2005 AND DECEMBER 31, 2004

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash	$8,517,298	$10.276,322
Accounts receivable, net of allowance for doubtful accounts/credits of $189,070 and $173,644 at June 30, 2005
and December 31, 2004, respectively	763,722	835,200
Prepaid expenses	753,788	270,849
Other current assets	302,335	107,698

Total current assets	10,337,143	11,490,069

Fixed assets, net	4,516,527	3,409,481

Restricted Cash	200,254	200,289
Goodwill	3,461,764	961,900
Customer list	115,213	55,426
Other assets	953,169	111,546

TOTAL ASSETS	$19,584,070	$16,228,711

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$1,306,301	$1,010,238
Accrued compensation	446,750	576,125
Current portion of capital lease obligations	801,768	790,932
Current portion of line of credit obligations	713,757	135,072
Accrued expenses	1,240,941	625,843

Total current liabilities	4,509,517	3,138,210

Capital lease obligations	482,127	773,110
Line of credit obligations	1,269,485	996,563
Deferred rent	90,956	-

Total long-term liabilities	1,842,568	1,769,673

Commitments and contingencies, Note 3

Shareholders' equity
Common stock, par value $0.001; authorized shares, 290,000,000;
issued and outstanding shares, 64,645,061 and 60,028,768 at June
30, 2005, and December 31, 2004, respectively, Note 4	65,150	60,029
Additional paid-in capital	22,535,224	19,904,599
Accumulated deficit	(9,368,389)	(8,643,800)

Total shareholders' equity	13,231,985	11,320,828

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$19,584,070	$16,228,711

See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Revenue, Note 2	$3,957,312	$2,301,750	$7,355,200	$4,293,187
Cost of revenue	1,763,385	955,426	3,417,328	1,856,136

Gross Profit	2,193,927	1,346,324	3,937,872	2,437,051

Research & development	217,886	103,493	372,657	213,998
Sales & marketing	1,325,614	687,350	2,357,533	1,299,068
General & administrative	1,112,051	582,892	2,000,651	1,100,276
Stock-based compensation	-	302,628	-	302,628

Operating Loss	(461,624)	(330,039)	(792,969)	(478,919)

Other income (expense)
Interest expense, net	(56,700)	(300,555)	(117,446)	(352,313)
Income tax expense	-	-	(800)	(2,400)
Other income (expense)	(9,874)	(16,318)	186,624	(26,446)

Net other income (expense)	(66,574)	(316,873)	68,378	(381,159)

Net Loss	$(528,198)	$(646,912)	$(724,591)	$(860,078)

Basic and diluted net loss per common share, Note 2	$(0.01)	$(0.02)	$(0.01)	$(0.03)

Shares used in computing basic and diluted net loss per common share, Note 2	63,533,503	37,013,790	61,959,106	34,563,649

See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004 (Unaudited)

	Six Months Ended June 30,
	2005	2004

OPERATING ACTIVITIES
NET LOSS	$(724,591)	$(860,078)
Adjustments to net loss:
Depreciation & amortization	942,780	458,475
Loss on disposal of fixed assets	5,730	(112)
Stock-based compensation charges	-	302,628
Changes in operating assets & liabilities
Accounts receivable, net	158,337	(133,837)
Prepaid expenses	(482,940)	(54,058)
Other assets	(751,390)	(68,704)
Accounts payable	172,704	96,031
Accrued compensation	(166,308)	2,395
Accrued expenses	510,085	64,837

TOTAL CASH USED IN OPERATIONS	(335,593)	(192,423)

INVESTING ACTIVITIES
Additions to property & equipment	(1,663,948)	(107,605)
Relief of restricted cash	35	-
Proceeds from investment in PlayStream	3,269	-
Investment in PlayStream	(500,000)	-

NET CASH USED IN INVESTING ACTIVITIES	(2,160,644)	(107,605)

FINANCING ACTIVITIES
Payments on accrued interest of notes payable	-	(36,223)
Payments on capital leases	(445,467)	(307,318)
Payments of dividends associated with conversion of preferred stock	-	(101,062)
Issuance of common stock, net of offering expenses	-	10,125,774
Proceeds from equipment line of credit & note payable	851,745	-
Proceeds from exercise of stock options	506,513	233,288
Payment of loans	(175,578)	-
Proceeds from (payments to) factoring line, net	-	(132,359)

NET CASH PROVIDED BY FINANCING ACTIVITIES	737,213	9,782,100

NET INCREASE (DECREASE) IN CASH	(1,759,024)	9,482,072
Cash at the beginning of the period	10,276,322	773,143

Cash at the end of the period	$8,517,298	$10,255,215

Supplementary disclosure of cash paid during the period for:
Interest	$219,368	$392,644
Income taxes	$800	$2,400
Equipment acquired under capital leases	$-	$1,281,279

See condensed notes to consolidated financial statements

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VITALSTREAM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.     GENERAL

VitalStream Holdings, Inc. ("VHI"), formerly known as Sensar Corporation, (together with its subsidiaries, the "Company"), is a streaming media and managed services company that offers a broad range of business-to-business Internet products and services, including live webcasting, audio and video streaming, media hosting and consulting services.

VHI historically engaged in the design, development, manufacturing, and marketing of analytical scientific instrumentation. After experiencing losses for several years, during 1999, VHI sold substantially all of its assets relating to its prior operations. On February 13, 2002, VHI entered into an Agreement and Plan of Merger (the "VitalStream Merger Agreement") with VitalStream, Inc. ("VitalStream") regarding the merger of VitalStream with a wholly-owned subsidiary of VHI (the "VitalStream Merger"). The VitalStream Merger, in which the wholly-owned subsidiary of VHI merged with and into VitalStream, resulting in VitalStream becoming a wholly-owned subsidiary of VHI, was consummated on April 23, 2002.

Although from a legal perspective, VHI acquired VitalStream in the VitalStream Merger, from an accounting perspective the VitalStream Merger is viewed as a recapitalization of VitalStream accompanied by an issuance of stock by VitalStream for the net assets of VHI. This is because VHI did not have operations immediately prior to the VitalStream Merger, and following the VitalStream Merger, VitalStream was the operating company.

VitalStream was incorporated in Delaware in March 2000 to provide a complete solution on an outsource basis to customers wishing to broadcast audio and video content and other communications over the Internet. In September 2000, VitalStream entered into an agreement to acquire SiteStream, Incorporated ("SiteStream"). SiteStream had been organized in 1998 for the purpose of operating a website hosting business. SiteStream had failed to achieve profitability; however, it had developed a substantial customer base for its hosting business and had garnered technical expertise in audio and video streaming. VitalStream and SiteStream began integrating their operations in November 2000 and began functioning as a fully combined enterprise by the end of the first quarter of 2001.

The Company acquired the hosting and colocation business of Epoch Hosting, Inc. and Epoch Networks, Inc. ("Epoch") in January 2003. Through this asset purchase transaction, the Company obtained a revenue-generating client base and the data center space it now operates in downtown Los Angeles.

 On April 27, 2005, VitalStream Holdings Inc. acquired the business of PlayStream, LLC, a provider of small business streaming media services, headquartered in Seattle, Washington, effective as of April 1, 2005, for $500,000 in cash, 3,750,000 shares of VitalStream Holdings, Inc. common stock valued at $2,137,500 and 200,000 warrants to purchase common stock at an exercise price of $1.35 valued at $111,272 for a total purchase price of $2,748,772. Of the total purchase price, $150,000 was allocated to non-compete agreements, $100,000 was allocated to the customer list, and the remainder was allocated to goodwill. Through the PlayStream, Inc. division, we offer fully automated, self service video and audio streaming services to small and medium sized businesses under the PlayStream brand. PlayStream offers both live and on demand streaming service.

Basis of Presentation -- This report on Form 10-Q (Form "10-Q") for the quarter ended June 30, 2005 should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 31, 2005. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the quarter ended June 30, 2005 and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005.

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2.     SIGNIFICANT ACCOUNTING POLICIES

Interim Unaudited Financial Information -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The amounts that the Company will ultimately incur or recover could differ materially from its current estimates. The underlying estimates and facts supporting these estimates could change in 2005 and thereafter.

The consolidated financial statements include the accounts of VitalStream Holdings, Inc. and its wholly-owned subsidiaries, VitalStream, Inc., VitalStream Broadcasting Corporation and PlayStream, Inc. All material intercompany accounts and transactions have been eliminated.

Revenue Recognition -- Revenues consist primarily of fees for streaming media services, web hosting and managed services. Streaming media service fees, which are typically usage-based, are recognized as the service is provided. Web hosting and managed services fees, generally consisting of fixed monthly amounts, are also recognized as the service is provided.

Basic and Diluted Income (Loss) Per Share -- Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding and potential common shares outstanding when their effect is dilutive. Potential common shares result from the shares that would be issued upon the exercise of all outstanding stock options and warrants. Potential common shares have not been included in the calculation of weighted average shares used for the calculation of the diluted earnings per share, as their inclusion would have an anti-dilutive effect.

Stock-Based Compensation -- The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "Disclosure only" alternative described in Statement of Financial Accounting Standards, (SFAS) No. 123, Accounting for Stock-Based Compensation, amended by SFAS No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure.

SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred had the Company accounted for its employee stock options under the fair value method of that statement.

No stock-based compensation expense was recorded for the three months and six months ended June 30, 2005, however, there was $302,628 recorded for the three months and six months ended June 30, 2004. The fair value of options granted and modified by the Company have been estimated at $1,776,558 and $466,048, at the date of grant, for the three month periods ended June 30, 2005 and 2004, respectively, using the Black-Scholes valuation method.

For purposes of determining pro forma amounts, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma net loss per share had the Company accounted for its options using FAS 123 would have been as follows:

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	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net loss reported	$(528,198)	$(646,912)	$(724,591)	$(860,078)
Basic and diluted net loss per common share	(0.01)	(0.02)	(0.01)	(0.03)
Add back stock-based employee
compensation cost, net of related tax effect included in the determination of net loss as reported	-	302,628	-	302,628
Total stock-based employee
compensation, net of related tax effect that would have been included in the determination of net loss if the value- based method would have been applied to all awards	(186,799)	(276,261)	(222,136)	(282,761)
Pro forma net loss as if the fair value-based method
had been applied to all awards	(714,997)	(620,545)	(946,727)	(840,211)
Pro forma basic and diluted loss per share as if the
fair value method had been applied to all awards	(0.01)	(0.02)	(0.01)	(0.02)

 On March 4, 2005, the Company made a payment to a licensor in the amount of $750,000 representing a prepayment against royalties to be incurred in the future. This amount is recognized as expense as it is incurred by the Company on a monthly basis during the license term.

3.     LEGAL MATTERS AND CONTINGENCIES

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

As previously reported, The Seidler Companies Incorporated commenced an action against the Company in September 2004 in the California state courts seeking payment of $52,000 in fees allegedly owed by the Company, and alleging that the Company refused to register shares issuable upon the exercise of 425,000 in warrants of the Company held by Seidler, for which Seidler sought approximately $525,000 in damages. The Company filed a cross-complaint against Seidler alleging among other things that Seidler breached the underlying services contract upon which Seidler's claims were based. In June 2005, the parties entered into a settlement agreement pursuant to which the lawsuit was dismissed on June 24, 2005, and the parties released all claims against one another. The Company was not required to make any payments or record any liability in connection with the settlement.

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4.     SHAREHOLDERS' EQUITY

On May 31, 2005, VitalStream Holdings, Inc. (the "Company") announced that Jack Waterman had accepted an offer to become Chief Executive Officer of the Company beginning on June 1, 2005. Subsequently, the Company also agreed to expand the board of directors to seven persons and to appoint Mr. Waterman to the Board of Directors. Under the letter agreement with Mr. Waterman, the Company agreed, among other things, to grant him an option to purchase 4,750,000 shares of Common Stock at an exercise price of $0.56 per share. The option has a 10-year term and vests immediately with respect to 1/8 of the subject shares, on June 1, 2006 with respect to an additional 1/8 of the subject shares and thereafter at the rate of 1/16 per quarter over the next three years (with 1/2 of unvested options vesting in connection with certain change of control events).

 As of June 30, 2005, there were 64,645,061 shares of VitalStream common stock outstanding and 18,411,294 shares of VitalStream common stock reserved for issuance as follows:

Options issued and outstanding	10,035,292

Warrants issued and outstanding	8,376,002

18,411,294

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ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe", "could", "may", "anticipate", "intend", "expect", "will", "plan", "estimate", "continue", "should" or "would". Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the discussions set forth under the caption "Risk Factors" at the end of this Item.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

We are based in Irvine, California and, through our wholly-owned subsidiaries, VitalStream, Inc. and PlayStream, Inc., we offer our customers a range of content delivery services and software solutions including audio and video streaming, live event streaming, media asset management, integrated managed services, download services, vertical solutions such as digital dailies for the entertainment industry, encoding (via third-party resellers) and consulting. Through our wholly-owned subsidiary VitalStream Broadcasting Corporation, we offer hosting and colocation services to customers we acquired from Epoch Hosting and Epoch Networks. Our mix of products and services enables our customers to concentrate on the creation and marketing of their content, while outsourcing the encoding, data storage, broadcasting, hosting and related functions to VitalStream and its partners. Our business model relies upon leveraging our expertise and resources in audio and video streaming as well as our integrated hosting technology to persuade customers to utilize our Internet broadcasting services, thereby allowing our company to build a base of recurring revenues from monthly or other periodic broadcasting fees.

We believe we are well positioned to take advantage of the growth opportunities within the streaming media marketplace. Since the end of 2003, we have continued to build up our sales force by adding additional sales staff including dedicated channel and OEM sales functions. We established our first regional sales office in New York and have increased funds for select marketing efforts. We have also enhanced our customer support department by hiring additional employees with greater levels of experience including a senior customer support manager. By adopting a more solutions-oriented sales approach, we believe our marketing proposition is value-based, allowing us to sell increasingly customized solutions in addition to our off-the-shelf products. We believe this solutions-oriented approach has increased demand for our products and services and created higher switching costs for customers to move to competitor's services.

While improving the revenue growth rate, we have also focused on efficiency and economies of scale within our cost of service expense structure. As a result of favorably renegotiating certain bandwidth contracts through higher volume purchasing, we were able to reduce our bandwidth per unit cost of service during 2004 and during the first half of 2005. As our gross profits have increased, we have reinvested, and intend to continue to reinvest, some of those gains in the further development of our service offering and network infrastructure including development of additional functionality for our rich media streaming services, and increased capacity and security for our content delivery network. By continuing to develop our service platform with additional unique and proprietary features, and strengthening our content delivery network, we expect to be able to further differentiate ourselves from our competitors, enabling us to gain greater market share, and to increase our prospects for customer retention and renewals. We expect that these investments in our product portfolio and network will be increasingly offset by our operational efficiency and purchasing gains.

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Section 404 of the Sarbanes-Oxley Act of 2002 applies to all public companies. Under Section 404, public companies are required to design, establish and maintain an adequate system of internal financial and disclosure controls, assess such controls as of the end of each fiscal year, and engage an independent accounting firm to evaluate and provide an opinion on management's assessment of their controls. To adequately prepare for implementation of Section 404 assessment and auditing requirements beginning with the end of fiscal 2005, we had employed the additional resources and tools of a professional accounting firm to minimize disruption to our regular business processes and personnel, and to effectively meet the design, evaluation, documentation, testing and monitoring requirements of this Act. On March 2, 2005, the Securities and Exchange Commission postponed by one year the date of effectiveness for compliance with the assessment and auditing requirements of Section 404 for non-accelerated filers such as the Company until the end of fiscal 2006. Given this announcement, we now expect to spread the costs of completing this project more evenly over 2005 and 2006.

While the opportunities for us are increasing, they are not without risk. Our business and our industry face numerous risks (see "Risk Factors" at the end of Item 1 of Part I), only some of which can be mitigated to varying degrees in advance, and others of which can only be dealt with reactively. As with any technology company, new technological advances within our industry could cause a paradigm shift in how we develop, market and deliver our products and services. Some of these advances may be unavailable to us and we may not have a comparable or competitive technological offering.

Because of the highly-fragmented nature of the streaming media services industry, economies of scale enable companies in our industry to be more competitive. We believe that our experience in acquiring new accounts and integrating acquired businesses, combined with our strong operational focus on our business, positions us to gain a greater market share in our industry. Further, the upward trend in our sales growth combined with continuous achievement of operational efficiencies creates an opportunity for us to become profitable in the future.

On April 27, 2005, VitalStream Holdings Inc. acquired the business of PlayStream, LLC, a provider of small business streaming media services, headquartered in Seattle, Washington, effective as of April 1, 2005, for $500,000 in cash, 3,750,000 shares of VitalStream Holdings, Inc. common stock valued at $2,137,500 and 200,000 warrants to purchase common stock at an exercise price of $1.35 valued at $111,272 for a total purchase price of $2,748,772. Of the total purchase price, $150,000 was allocated to non-compete agreements, $100,000 was allocated to the customer list, and the remainder was allocated to goodwill. Through the PlayStream, Inc. division, we offer fully automated, self service video and audio streaming services to small and medium sized businesses under the PlayStream brand. PlayStream offers both live and on demand streaming service.

Critical Accounting Policies and Estimates

Management is basing this discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could materially affect the Company's future results of operations and cash flows.

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●

Valuation of Accounts Receivable. A considerable amount of judgment is required when we assess the ultimate realization of receivables, including assessing the probability of collection and the current credit-worthiness of our customers. Significant portions of customer payments are made by credit card and electronic debit. Each month, management reviews historical charge-back and cancellation patterns as well as historical data on other credits issued to customers and then records an allowance based on historical results as well as management judgment. Additionally, each month management reviews the aged receivables balance and records an allowance for doubtful accounts based on the age of the outstanding receivable balances, trends in outstanding balances and management's judgment. As a result of these analyses, we believe that the current allowance is adequate to cover any bad debts and credits that may be issued as of the date of the balance sheet. If our estimates prove to be wrong, however, and we have not accrued enough of a reserve to cover the bad debts and credits, we would have to accrue additional reserve in later periods to cover the shortfall. If the under-accrual were substantial, this could have a material adverse effect on our financial results. On the other hand, if we have reserved too much, we may be able to lower our accrual in later periods, which would have a positive effect on our financial results.

●

Goodwill. Goodwill is no longer amortized, but instead is subject to impairment tests at least annually. Accordingly, we annually evaluate goodwill for potential impairment indicators. If impairment indicators exist, we measure the impairment through the use of discounted cash flows. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational conditions. Future events could cause us to conclude that impairment indicators exist and that the goodwill associated with our acquired business is impaired. If we subsequently determine that an impairment was or is required, we may be required to write down all, or part, of our goodwill. This would both reduce the amount of our assets, and would reduce the amount of our net income (or increase the amount of our net loss) for the quarter and year in which the impairment was recognized. Depending on the size of the write-down, the adverse impact on our financial results could be material.

●

Contingencies. We are subject to legal proceedings that arise in the ordinary course of business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies are made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary to assess any contingencies. A required accrual may change at some point in the future due to new developments in a matter or changes in approach such as a change in settlement strategy in dealing with these matters. If our judgment proves to be wrong concerning a possible accrual or other contingency, the impact on our results of operations and cash flows could be material. If we have under-accrued for a material liability, we would have to increase our accrual in a later period, which could materially decrease our net income (or increase our net loss) for such period. The payment of any material contingent liability would also adversely affect our cash flow and liquidity.

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Results of Operations

The following table sets forth, for the periods indicated, items included in our consolidated statements of operations, stated as a percentage of revenues:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	44.6%	41.5%	46.5%	43.2%

Gross Profit	55.4%	58.5%	53.5%	56.8%

Research & development	5.5%	4.5%	5.1%	5.0%
Sales & marketing	33.5%	29.9%	32.1%	30.3%
General & administrative	28.1%	25.3%	27.2%	25.6%
Stock-based compensation	0.0%	13.1%	0.0%	7.0%

Operating Loss	-11.7%	-14.3%	-10.9%	-11.1%

Other income (expense):
Interest expense	-1.4%	-13.1%	-1.6%	-8.2%
Income tax expense	0.0%	0.0%	0.0%	-0.1%
Other income (expense)	-0.2%	-0.7%	2.5%	-0.6%

Net other income (expense)	-1.7%	-13.8%	0.9%	-8.9%

Net Loss	-13.4%	-28.1%	-10.0%	-20.1%

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Three Months ended June 30, 2005 Compared to Three Months ended June 30, 2004

Revenue Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $2,301,750 for the quarter ended June 30, 2004, to $3,957,312 for the quarter ended June 30, 2005, an increase of 71.9%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media, and additional revenue from the acquisition of PlayStream. PlayStream revenue accounted for approximately 12% of revenue for the quarter end June 30, 2005. We expect continued revenue growth from the addition of new customers and from increased services to existing customers as we continue to release new products and services, strengthen our sales force, build on our existing and add new channel and OEM partnerships, increase our marketing efforts and gain greater market recognition from potential customers.

Cost of Revenue Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $955,426 for the quarter ended June 30, 2004, to $1,763,385 for the quarter ended June 30, 2005. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the increase in revenue between the two quarters. The increase in the cost of revenue as a percentage of revenue between the two quarters, from 41.5% of revenue in the quarter ended June 30, 2004 to 44.6% of revenue for the quarter ended June 30, 2005, is primarily attributable to increases in depreciation from additional equipment investment to increase the scalability of our network, and higher license fee costs from increase in sales of Flash streaming products and services. Overall, management expects the cost of revenue to decrease as a percentage of revenue over the next several quarters compared to the second quarter of 2005, as increases in depreciation from additional investment to increase the scalability of our network are offset by additional cost savings in the purchasing of bandwidth and other variable costs, and economies of scale in our fixed costs including our Internet data center facility costs.

Research and Development Research and development expense consists primarily of personnel costs to develop new products, and maintain and enhance our current product portfolio. Research and development expense increased $114,393 from $103,493 for the quarter ended June 30, 2004, to $217,886 for the quarter ended June 30, 2005. As a percentage of revenue, research and development increased from 4.5% for the quarter ended June 30, 2004 to 5.5% for the quarter ended June 30, 2005. This absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue during 2005 compared to the second quarter of 2005 as we increase our efforts to develop additional technology related to our core product offering.

Sales and Marketing Sales and marketing expense consists primarily of sales and marketing-related personnel costs including commissions, technical and operations related customer support personnel, in addition to the costs of various marketing programs and events. Sales and marketing expense increased from $687,350 for the quarter ended June 30, 2004 to $1,325,614 for the quarter ended June 30, 2005. As a percentage of revenue, sales and marketing expense increased from 29.9% for the quarter ended June 30, 2004 to 33.5% for the quarter ended June 30, 2005. This absolute dollar increase reflects increased payroll and related costs to expand the sales force and related support personnel, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase in absolute terms and remain relatively constant as a percentage of revenue through 2005 compared to the second quarter of 2005 as we continue to expand our sales force and related support personnel, and invest further in marketing and advertising efforts to drive growth in our customer base.

General and Administrative General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $582,892 for the quarter ended June 30, 2004 to $1,112,051 for the quarter ended June 30, 2005. The increase in the expense during the quarter ended June 30, 2005 primarily related to increased payroll and related costs to enhance administrative infrastructure to support higher growth, costs for implementation of Section 404 of the Sarbanes-Oxley Act of 2002, and higher overall professional fees. General and administrative expense as a percentage of revenue increased from 25.3% for the quarter ended June 30, 2004 to 28.1% for the quarter ended June 30, 2005. We expect general and administrative expense to increase in absolute dollar value, and to remain the same or decrease gradually as a percentage of revenue through the balance of 2005 compared to the second quarter of 2005.

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Stock-based compensation . During the three months ended June 30, 2004, a total number of 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for one former employee as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the three months ended June 30, 2004.

Net Interest Expense Net interest expense decreased from $300,555 for the quarter ended June 30, 2004 to $56,700 for the quarter ended June 30, 2005. The decrease in net interest expense was primarily attributable to a non-recurring interest expense of $232,321 related to the conversion of a note payable to common stock in the second quarter of 2004. We expect our net interest expense to remain relatively constant through the balance of 2005 as we continue to pay off previous leases with higher borrowing costs, finance additional equipment purchases through the new credit facility, and record additional interest income on the outstanding cash balances.

Other Income (Expense) Other income (expense) was an expense of ($16,318) for the quarter ended June 30, 2004 compared to an expense of ($9,874) for the quarter ended June 30, 2005.

Six Months ended June 30, 2005 Compared to Six Months ended June 30, 2004

Revenue Revenue consists primarily of fees for Internet broadcasting, including streaming media services, managed services, web hosting and sales of hardware and software. Revenues increased from $4,293,187 for the six months ended June 30, 2004, to $7,355,200 for the six months ended June 30, 2005, an increase of 71.3%. This increase in revenue is primarily attributable to the addition of new customers using VitalStream services and technology to deliver streaming media, and additional revenue from the acquisition of PlayStream. PlayStream revenue accounted for approximately 6% of revenue for the six months ended June 30, 2005. We expect continued revenue growth from the addition of new customers and from increased services to existing customers as we continue to release new products and services, strengthen our sales force, build on our existing and add new channel and OEM partnerships, increase our marketing efforts and gain greater market recognition from potential customers.

Cost of Revenue Cost of revenue consists primarily of Internet backbone and transport costs, data center rent and power costs, depreciation of network and server equipment, network operations employee costs, hardware costs and software license fees. Cost of revenue increased from $1,856,136 for the six months ended June 30, 2004, to $3,417,328 for the six months ended June 30, 2005. The increased cost in absolute dollars primarily reflects the increase in bandwidth consumption, software license fees and depreciation from increased capital expenditures necessary to increase the capacity, reliability and security of our content delivery network, in addition to increases in other costs necessary to support the increase in revenue between the two periods. The increase in the cost of revenue as a percentage of revenue from 43.2% of revenue for the six months ended June 30, 2004 to 46.5% of revenue for the six months ended June 30, 2005, is primarily attributable to increases in depreciation from additional equipment investment to increase the scalability of our network, and higher license fee costs from increase in sales of Flash streaming products and services. Overall, management expects the cost of revenue to decrease as a percentage of revenue over the next several quarters compared to the first six months of 2005, as increases in depreciation from additional investment to increase the scalability of our network are offset by additional cost savings in the purchasing of bandwidth and other variable costs, and economies of scale in our fixed costs including our Internet data center facility costs.

Research and Development Research and development expense consists primarily of personnel costs to develop new products, and maintain and enhance our current product portfolio. Research and development expense from $213,998 for the six months ended June 30, 2004, to $372,657 for the six months ended June 30, 2005. As a percentage of revenue, research and development increased from 5.0% for the six months ended June 30, 2004 to 5.1% for the six months ended June 30, 2005. The absolute dollar increase reflects higher payroll and other costs to support our expanding product and service mix. We expect research and development expense to increase in absolute dollars and to increase as a percentage of revenue during 2005 compared to the first six months of 2005 as we increase our efforts to develop additional technology related to our core product offering.

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Sales and Marketing Sales and marketing expense consists primarily of sales and marketing-related personnel costs including commissions, technical and operations related customer support personnel, in addition to the costs of various marketing programs and events. Sales and marketing expense increased from $1,299,068 for the six months ended June 30, 2004 to $2,357,533, for the six months ended June 30, 2005. As a percentage of revenue, sales and marketing expense increased from 30.3% for the six months ended June 30, 2004 to 32.1% for the six months ended June 30, 2005. This absolute dollar increase reflects increased payroll and related costs to expand the sales force and related support personnel, and increased marketing and advertising costs to increase market awareness and generate new customers. We expect sales and marketing expense to increase in absolute terms and remain relatively constant as a percentage of revenue through 2005 compared to the first six months of 2005 as we continue to expand our sales force and related support personnel, and invest further in marketing and advertising efforts to drive growth in our customer base.

General and Administrative General and administrative expense consists primarily of personnel expense, professional fees and costs to maintain and support our facilities. General and administrative expense increased from $1,100,276 for the six months ended June 30, 2004 to $2,000,651 for the six months ended June 30, 2005. The increase in the expense during the six months ended June 30, 2005 primarily related to increased payroll and related costs to enhance administrative infrastructure to support higher growth, costs for implementation of Section 404 of the Sarbanes-Oxley Act of 2002, and higher overall professional fees. General and administrative expense as a percentage of revenue increased from 25.6% for the six months ended June 30, 2004 to 27.2% for the six months ended June 30, 2005. We expect general and administrative expense to increase in absolute dollar value, and to remain the same or decrease gradually as a percentage of revenue through the balance of 2005 compared to the first six months of 2005.

 Stock-based compensation . During the six months ended June 30, 2004, a total number of 467,957 common stock options were modified in order to permit exercise at any time within 12 months of termination of employment for one former employee as part of a severance agreement. Consistent with Financial Accounting Standards Board Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. 25, the modification resulted in a new measurement date. As a result, the difference between the exercise price and the fair market value of the common stock on the new measurement date for the options totaled $302,628 and was recorded as a non-cash charge to stock-based compensation for the six months ended June 30, 2004.

Net Interest Expense Net interest expense decreased from $352,313 for the six months ended June 30, 2004 to $117,446 for the six months ended June 30, 2005. The decrease in net interest expense was primarily attributable to a non-recurring interest expense of $232,321 related to the conversion of a note payable to common stock in the second quarter of 2004. We expect our net interest expense to remain relatively constant through the balance of 2005 as we continue to pay off previous leases with higher borrowing costs, finance additional equipment purchases through the new credit facility, and record additional interest income on the outstanding cash balances..

Other Income (Expense) Other income (expense) was an expense of ($26,446) for the six months ended June 30, 2004 compared to income of $186,624 for the six months ended June 30, 2005. The increase in income was primarily due to a one-time gain of approximately $200,000 from the sale of certain smaller non-core business hosting accounts to a third party during the first quarter of 2005.

Non-GAAP Measures

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company's EBITDA was a positive $50,304 for the quarter ended June 30, 2005 compared with a negative ($81,752) for the quarter ended June 30, 2004. The increase in EBITDA for the three month period ended June 30, 2005 compared to the similar period in 2004 was primarily due to a stock-based compensation charge of $302,628 recorded in the second quarter of 2004.

The Company's EBITDA was a positive $336,783 for the six months ended June 30, 2005 compared with a negative ($46,890) for the six months ended June 30, 2004. The increase in EBITDA for the six month period ended June 30, 2005 compared to the similar period in 2004 was primarily due to the gain from the sale of certain virtual accounts of $200,000 recorded in the first quarter of 2005, the increase in revenue, and a decrease in our cost of service excluding depreciation as a percentage of revenue, partially offset by increases in Sales and Marketing, and General and Administrative expenses.

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The Company defines EBITDA as net income (loss) before interest, income taxes, and depreciation and amortization. EBITDA is not a measure used in financial statements reported in accordance with generally accepted accounting principles, does not represent funds available for discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities. The Company's calculation of EBITDA may not be comparable to the computation of similarly titled measures of other companies.

We use EBITDA as a measure of our operating performance. In addition, we believe that EBITDA may be useful to existing and potential creditors, and to analysts and investors that follow our performance, because it is one measure of income generated that is available to service any outstanding bank or lease obligations.

Reconciliation of the net loss for the three month period and six month periods ended June 30, 2005 and 2004 to EBITDA is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Net loss	$ (528,198)	$(646,912)	$(724,591)	$ (860,078)
Depreciation and amortization	521,802	264,605	942,780	458,475
Interest expense, net	56,700	300,555	117,446	352,313
Income tax expense	-	-	800	2,400

EBITDA	$ 50,304	$ (81,752)	$ 336,435	$(46,890)

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Capital Commitments and Restrictions

The following table discloses aggregate information about our contractual obligations including operating and capital lease payments, office lease payments and contractual service agreements, and the periods in which payments are due as of June 30, 2005:

		Less than
		1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Contract Type	Total	7/01/05 - 6/30/06	7/01/06 - 6/30/08	7/01/08 - 6/30/10	After 6/30/10

Operating leases	$51,418	$22,423	$21,040	$7,955	$-

Capital leases	1,521,160	997,112	524,048	-	-

Office facility leases	2,084,371	630,023	1,026,015	428,333	-

Contractual service agreements	940,445	919,279	21,166	-	-

Long-term note	1,983,242	713,757	1,269,485	-	-

Total contractual obligations	$6,580,636	$3,282,594	$2,861,754	$436,288	$-

Our capital leases represent $1,283,895 plus interest spread over twelve capital lease financing arrangements. The hardware and software obtained through these capital lease arrangements are used in our data center operations, for supplying service to our customers, maintaining and increasing the capacity of our internal network and providing the equipment needed for internal staff.

 Liquidity and Capital Resources

Cash used during the six months ended June 30, 2005 included $335,593 used in operations as well as $2,160,644 used in investing activities, primarily for the purchase of equipment to maintain and increase the capacity and security of our internal network and to support customer applications, and a cash payment as part of the acquisition of Playstream during the second quarter of 2005. Sources of cash for the Company during the six month period ended June 30, 2005 was $737,213 primarily from the proceeds of our equipment line of credit, and proceeds from the exercise of stock options, offset by payments on capital leases and payments of loans.

Capital expenditures in the first six months of 2005 and 2004 were approximately $1,663,948 and $110,155, respectively. These expenditures primarily related to the purchase of equipment to maintain and increase the capacity and security of our internal network and to support customer applications. Purchases of equipment with similar purposes were primarily acquired under capital leases prior to establishing a credit line with a bank during the third quarter of 2004. Assets acquired under capital leases in the first six months of 2005 and 2004 were approximately $0 and $1,281,279, respectively.

The Company had $200,254 of restricted cash at June 30, 2005, securing a facility lease.

On April 27, 2005, VitalStream Holdings Inc. acquired the business of PlayStream, LLC, a provider of small business streaming media services, headquartered in Seattle, Washington, effective as of April 1, 2005, for $500,000 in cash, 3,750,000 shares of VitalStream Holdings, Inc. common stock and 200,000 warrants to purchase common stock at an exercise price of $1.35.

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As discussed in our latest Annual Report on Form 10-K, on October 7, 2004, we entered into a one-year $4,000,000 secured credit agreement (the "Comerica Agreement") with Comerica Bank ("Comerica"). The Comerica Agreement includes a term line of credit of up to $2,000,000 to finance equipment purchases with interest payable based on a rate equal to Comerica's published prime rate plus 0.50% and a revolving line of credit of up to $2,000,000 for general working capital needs with interest payable based on a rate equal to Comerica's published prime rate. We are currently using the term line of credit to finance the purchase of equipment to maintain and increase the capacity and security of our internal network and to support customer applications. As of June 30, 2005, the outstanding obligation under this line was $1,983,242.

We hope to rapidly expand our operations during 2005. We may seek to expand our operations through additional strategic acquisitions. If we were to engage in further acquisitions, we may need to seek additional financing in order to pay for the transaction costs of any large mergers or acquisitions (e.g., legal and accounting fees, integration expense and working capital to support the acquired entity). However, we expect that the cash we have on hand, together with recurring operating revenues and funds obtained through our credit facility, will be sufficient to meet our current and future obligations until the time that the Company can consistently sustain itself on its internally-generated cash flow.

Recently Issued Accounting Standards

On October 13, 2004, the FASB issued an exposure draft of Statement No. 123-R, "Share Based Payment, an amendment of FASB Statements No. 123 and 95." This change in accounting would replace existing requirements. The statement covers a wide range of equity-based compensation arrangements and will require all companies to measure compensation cost for all share-based payment (including employee stock options) at fair value. Under the Board's proposal, all forms of share-based payments to employees, including employee stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. This proposal has no impact on the fiscal year 2005 financial statements; however it will affect the Company's financial statements beginning in fiscal year 2006 when it is adopted.

Risk Factors

If any of the adverse events described in the following factors actually occur or the Company does not accomplish necessary events or objectives described in the factors, its business, financial condition and operating results could be materially and adversely affected, the trading price of the Company's common stock could decline and shareholders could lose all or part of their investments. The risks and uncertainties described below are not the only risks the Company faces.

We may continue to experience net losses from operations.

We have experienced net losses in each quarter since inception, with net losses of $9.4 million from inception through June 30, 2005, and we are uncertain when, or if, we will experience net income from operations. Even if we do experience net income in one or more calendar quarters in the future, subsequent developments in our industry, customer base, business or cost structure or expenses associated with significant litigation or a significant transaction may cause us to again experience net losses. We may never become profitable.

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The market for Internet broadcasting and streaming services is in the early stage of development and may not grow at a pace that permits us to continue to grow.

The market for Internet broadcasting and streaming services is evolving, and we cannot be certain that a viable market for our services will emerge or be sustainable. Factors that may inhibit the development of a viable market for Internet broadcasting services include:
●

Content providers may be unwilling to broadcast over the Internet because of issues related to protection of copyrights, royalty payments to artists and publishers, illegal copying and distribution of data, and other intellectual property rights issues.

●	Consumers may decide not to acquire broadband connectivity to the Internet at anticipated rates.
●

Consumers may determine not to view or listen to media broadcasts over the Internet because of, among other factors, poor reception of electronic broadcasts or the creation or expansion of competing technologies, such as television beaming or interactive cable, that provide a similar service at lower cost.

●	Customers that use the Internet to broadcast presentations or meetings may determine that alternative means of communications are more effective or less expensive.

If the market for Internet broadcasting services does not continue to develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

We have pledged substantially all of our assets to secure financing agreement.

We have pledged substantially all of our assets to secure a bank financing arrangement which requires that we afford rights and remedies that are commonly provided a secured creditor. If we default under such arrangements, subject to laws restricting the remedies of creditors, such creditors may immediately seize and dispose of all pledged assets up to the aggregate amount of the debt secured and certain collection expenses of the creditor.

We may be unable to manage significant growth.

In order to successfully implement our business strategy, we must establish and achieve substantial growth in our customer base through sales, business acquisitions or a combination thereof. If achieved, significant growth would place significant demands on our management and systems of financial and internal controls, and will almost certainly require an increase in the capacity, efficiency and accuracy of our billing and customer support systems. Moreover, significant growth would require an increase in the number of our personnel, particularly within sales and marketing, customer service and technical support. The market for such personnel remains highly competitive, and we may not be able to attract and retain the qualified personnel required by our business strategy. If successful in attracting new customers, we may outgrow our present facilities and/or network capacity, placing additional strains on our human resources in trying to locate, manage and staff multiple locations and to scale our network.

If we do not continue to add customers for our services, our revenue and business will be harmed.

In order to achieve return on our investments in new service offerings and infrastructure capital expenditures, we must continue to add new customers while minimizing the rate of loss of existing customers. For example, while customers typically sign contracts for a stated term, at any given time one or more customers representing a significant percentage of our revenues may fail to renew their contract at the end of the stated term, or they may continue on a month-to-month basis subject to termination by the customer if we cannot successfully sign them on to a new committed term. Accordingly, the loss of one or a small number of such customers could have a significant impact on our revenue, operating results and cash flows if our sales, marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss. In addition, if the costs of such sales, marketing and promotional activities increase in order to add new customers, or the prices which we are required to offer decrease, our margins and operating results will suffer.

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There are numerous risks associated with having Dolphin and WaldenVC as significant shareholders.

Through their holdings of common stock, as of June 30, 2005, affiliates of Dolphin Equity Partners presently control 15,257,849 votes in connection with the election of directors and other matters, 23.6% of the voting power of our company, and affiliates of WaldenVC presently control 9,876,324 votes in connection with the election of directors and other matters, representing 15.3% of the voting power of the Company. In addition, if Dolphin and WaldenVC exercised all warrants they hold, Dolphin's and WaldenVC's respective aggregate beneficial ownership would increase to approximately 17,596,021 and 12,839,221 votes in connection with the election of directors and other matters, constituting 26.3% and 18.9%, respectively of the voting power of our company following such exercises. As a result of their stock holdings, Dolphin or WaldenVC may be able to block, or extract concessions or special benefits in connection with, various transactions, including any future merger or asset sale transactions.

We may be unable to compete successfully against existing or future competitors of our businesses.

Our current and future competitors in Internet streaming may include other digital content delivery providers, Internet broadcast network specialty providers and alternative access providers such as various cable television companies, direct broadcast satellite, DSL, wireless communications providers and other established media companies. Our current and future competitors in hosting and colocation may include other Internet hosting, colocation and access businesses, including such major providers as Savvis and AT&T, and essentially any other participant in the Internet industry.

Many of these competitors have a longer operating history and greater market presence, brand recognition, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Competitors with an extended operating history, a strong financial position and an established reputation have an inherent marketing advantage because of the reluctance of many potential customers to entrust key operations to a company that may be perceived as unproven or unstable. In addition, our competitors may be able to use their extensive resources:
●	to develop and deploy new products and services more quickly and effectively than we can;
●	to improve and expand their communications and network infrastructures more quickly than we can;
●	to reduce costs, particularly bandwidth costs, because of discounts associated with large volume purchases;
●	offer less expensive streaming, hosting, colocation and related services as a result of a lower cost structure, greater capital reserves or otherwise;
●	to adapt more swiftly and completely to new or emerging technologies and changes in customer requirements;
●	to offer bundles of related services that we are unable to offer;
●	to take advantage of acquisition and other opportunities more readily; and
●	to devote greater resources to the marketing and sales of their products.

If we are unable to compete effectively in our various markets, or if competitive pressures place downward pressure on the prices at which we offer our services, our business, financial condition and results of operations may suffer.

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Our services are subject to system failure and security risks.

Our operations are dependent upon our ability to protect our network infrastructure against interruptions, damages and other events that may adversely affect our ability to provide services to our customers (on a short-term or long-term basis) and may lead to lawsuits and contingent liabilities. Despite the implementation of precautions, the core of our network infrastructure is vulnerable to various potential problems, including the following:
●

Our network infrastructure, or that of our key suppliers, may be damaged or destroyed, and our ability to provide service interrupted or eliminated, by natural disasters, such as fires, earthquakes and floods, or by power losses, telecommunications failures and similar events. This risk is increased by the concentration of our servers and infrastructure, and that of our key suppliers, in a natural disaster and power failure prone area in southern California.

●	We and our users may experience interruptions in service as a result of the accidental or malicious actions of Internet users, hackers, or current or former employees.
●

Unauthorized access to our network and servers may jeopardize the security of confidential information stored in our computer systems and our customers' computer systems, which may result in liability to our customers and also may deter potential customers.

●

We may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers.

●

Failure of our equipment or that of our suppliers may disrupt service to our customers (and from our customers to their customers), which could materially impact our operations (and the operations of our customers) and adversely affect our relationships with our customers and lead to a loss of customers, lawsuits and contingent liability.

The occurrence of any natural disaster (including earthquakes), power outage, unauthorized access, computer virus, equipment failure or other disruptive problem could have a material adverse affect on our business, financial condition and results of operations.

The network architecture and data tracking technology underlying our services is complex and may contain unknown errors in design or implementation that could result in incorrect billings to our customers.

The network architecture and data tracking technology underlying our streaming and hosting services is complex and includes software and code used to generate customer invoices. This software and code is either developed internally or licensed from third parties. Any of the system architecture, system administration, software or code may contain errors, or may be implemented or interpreted incorrectly, particularly when they are first introduced or when new versions or enhancements to our services are released. In addition, with respect to certain usage-based billing, the data used to bill the customer for usage is an estimate, based upon complex formulas or algorithms. We or the customer may subsequently believe that such formulas or algorithms overstate or understate actual usage. In any such case, a design or application error could cause overbilling or underbilling of our customers, which may;
●	adversely impact our relationship with those customers and others, possibly leading to a loss of affected and unaffected customers;
●	lead to billing disputes and related legal fees, and diversion of management resources;
●	increase our costs related to product development; and/or
●	adversely affect our revenues and expenses, either prospectively or retrospectively.

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We are dependent upon key personnel who may leave at any time and may be unable to attract qualified personnel in the future.

We are highly dependent upon the efforts of our senior management team, the loss of any of whom could impede our growth and ability to execute our business strategy. Because we are yet to be profitable, we have relied heavily on the use of stock options to recruit many of our principal managers, many of whom are receiving salary and bonuses substantially less than what they had received prior to their employment with us. Although our principal managers have significant equity interests or options to purchase equity interests in the company, many of such options to purchase equity interests are substantially vested, and even if exercised, the stock received would be subject to the volatility and limited trading volume of the company's stock as discussed under other company risk factors, below. The shares held by our President and Chief Operating Officer and our Chief Technical Officer are not subject to vesting or repurchase rights and will be retained whether or not such persons remain with the company. As a result of these factors, our heavy reliance on the use of stock options to both recruit and retain our principal managers poses the risk that such reliance may not be as effective as a more balanced approach to executive compensation. Only two of our principal managers, our President and Chief Operating Officer and our Chief Technical Officer, are parties to employment agreements, and such agreements are terminable at will. Our Chief Executive Officer does not have an employment agreement. The loss of the services of key management personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to replace such key personnel in a timely manner.

In addition, in order to continue to grow as planned, we will need to attract, retain and, in the event of their departure from the company, replace qualified executive, technical and marketing personnel for whom there is intense competition in the areas of our activities. Any failure to attract, retain or timely replace key executive, technical and marketing sales personnel as required could have a material adverse effect on our financial condition and results of operations.

We may become subject to risks associated with international operations.

We plan to expand our marketing efforts in foreign countries and have established a data center outside of the United States, and we may establish additional such operations or other bases of operations. The establishment or expansion of foreign operations involves numerous risks, including without limitation:

●

we may incur losses solely as a result of the fluctuation of the value of the dollar, as most of our costs will continue to be denominated in U.S. dollars while our revenues may increasingly be denominated in other currencies;

●

we may incur significant costs in order to comply with, or obtain intellectual property protection under, the laws of foreign countries; even then, foreign courts or other tribunals may decline to honor our intellectual property rights, may not enforce our contracts as written and may impose restrictions, taxes, fines and other penalties that exceed those that would generally be imposed under U.S. laws;

●	we may be the target of anti-U.S. politically motivated actions, including sabotage, violence, nationalization of resources, or discrimination;
●	costs and risks associated with management and internal controls will increase as our employees and assets our located outside of the Southern California region; and
●

as our overseas revenues, and dependence on such revenues expands, we will become increasingly subject not only to economic cycles in the U.S. but also to cycles in other nations, which may be more variable that those in the U.S.

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We may be unable to keep up with evolving industry standards and changing user needs.

The market for Internet media-related services is characterized by rapidly changing technology, evolving industry standards, changing user needs and frequent new service and product introductions. Our success will depend in part on our ability to identify, obtain authorized access to and use third party-provided technologies effectively, to continue to develop our technical capabilities, to enhance our existing services and to develop new services to meet changing user needs in a timely and cost-effective manner. In addition, new industry standards have the potential to replace or provide lower-cost alternatives to our services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged. Any failure on our part to identify, adopt and use new technologies effectively, to develop our technical capabilities, to develop new services or to enhance existing services in a timely and cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs to effectively comply with the requirements of the Sarbanes-Oxley Act of 2002

We are subject to the regulatory requirements of the Sarbanes-Oxley Act of 2002. We are a smaller company relative to other public companies. As such, the costs to comply with these extensive requirements may impact the company in a disproportionate manner, and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon third-party licensors and suppliers and may be unable to find alternatives.

We rely on other companies to provide licensing arrangements and supply key components of our network infrastructure, including Internet bandwidth,, which constitutes our largest direct cost of providing services, and networking equipment. Additionally, we rely on third-party development of technology to provide media-related functionality, such as streaming media formats and payment processing. We do not have long-term agreements governing the supply of many of these services or technologies, and most are available from only limited sources. We may be unable to continue to obtain such services, or licenses for needed technologies, at a commercially reasonable cost, which would adversely affect our business, financial condition and results of operations.

Increases in government regulation may have an adverse affect on our business.

The services provided by telecommunications carriers are governed by regulatory policies establishing charges and terms for wireline communications. We are not a telecommunications carrier or otherwise subject to regulations governing telecommunications carriers (or the obligation to pay access charges and contribute to the universal service fund). The Federal Communications Commission (FCC) could, however, expand the reach of telecommunications regulations so as to apply to companies such as ours. In particular, the FCC could require Internet service providers like us to pay access charges or to contribute to the universal service fund when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. The resultant increase in cost could have a material adverse effect on our business, financial condition and results of operations.

As Internet commerce continues to evolve, we expect that federal, state or foreign legislatures and agencies may adopt laws and regulations affecting our business or our customers, including laws or regulations potentially imposing taxes or other fees on us or our customers, imposing reporting, tracking or other costly reporting requirements or imposing restrictions or standards on us or our customers related to issues such as user privacy, pricing, content and quality of products and services. Such laws and regulations may significantly increase our costs of operations, may expose us to liability or may limit the services we can offer, or may impose similar burdens on our customers, which in turn may negatively impact our business, financial condition and results of operations.

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If the protection of our intellectual property is inadequate, our competitors may gain access to our technology, and our business may suffer.

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and common law copyright and trademark principles. Protection of our intellectual property is subject to the following risks:
●	we have not applied for a copyright registration or patent with respect to our proprietary rights, and the common law associated with copyrights and trade secrets affords only limited protection;
●	our claims of proprietary ownership (and related common law copyright assertions) may be challenged or otherwise fail to provide us with any competitive advantages;
●	our existing or any future trademarks may be canceled or otherwise fail to provide meaningful protection; and
●	the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.

Third party claims that we infringe upon their intellectual property rights could be costly to defend or settle.

Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our services without incurring liability to third parties, third parties may bring claims of infringement against us, which may be with or without merit. We could be required, as a result of an intellectual property dispute, to do one or more of the following:
●	cease selling, incorporating or using products or services that rely upon the disputed intellectual property;
●	obtain from the holder of the intellectual property right a license to sell or use the disputed intellectual property, which license may not be available on reasonable terms;
●	redesign products or services that incorporate disputed intellectual property; or
●	pay monetary damages to the holder of the intellectual property right.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the services we can offer, which could seriously harm our business, operating results and financial condition.

In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We, or our customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense costs or negative publicity associated with of any lawsuit or failure to obtain any such required licenses could harm our business, operating results and financial condition.

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Trading in our common stock is thin, and there is a limit to the liquidity of our common stock.

Our common stock is quoted on the OTC Bulletin Board. The volume of trading in our common stock is small, and trading in our common stock is likely dominated by a few individuals. Because of the thinness of the market for our stock, the price of our common stock may be subject to manipulation by one or more shareholders and may increase or decrease significantly because of buying or selling by a single shareholder. In addition, the limited volume of trading limits significantly the number of shares that one can purchase or sell in a short period of time. Consequently, an investor may find it more difficult to dispose of large numbers of shares of our common stock or to obtain a fair price for our common stock in the market. Even if our stock later becomes traded on the Nasdaq Small Cap Market or a major stock exchange as is contemplated, there is still the possibility that some or all of the foregoing risks may continue to apply.

The market price for our common stock is volatile and may change dramatically at any time.

The market price of our common stock, like that of the securities of other early stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, new products or innovations by us or our competitors, significant customer contracts, significant litigation or other factors or events that would be expected to affect our business financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:
●	Intentional manipulation of our stock price by existing or future shareholders;
●	A single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;
●	The interest of the market in our business sector, without regard to our financial condition or results of operations;
●	The adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;
●	Disputes relating to patents or other significant intellectual property rights held by others that we, our suppliers or our customers use;
●	Developments in the businesses of companies that use our streaming or hosting services (such as the expansion or contraction of the use of the Internet to stream to deliver music or other media); and
●	Economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

Our ability to issue preferred stock and common stock may significantly dilute ownership and voting power and negatively affect the price of our common stock.

Under our Articles of Incorporation, as amended, we are authorized to issue up to 10 million shares of preferred stock and 290 million shares of common stock without seeking shareholder approval. Our Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without shareholder approval. Our Board of directors also has the authority to issue the remainder of our authorized shares of common stock without shareholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without shareholder approval may also be used by management to stop or delay a change of control.

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Because certain existing shareholders own a large percentage of our voting shares, other shareholders' voting power may be limited.

As of June 30, 2005, our executive officers and directors beneficially owned or controlled approximately 11.2% of the voting power of our company. In combination with officers and directors and their affiliates, and entities owning 5% or more of our outstanding common shares, this group beneficially owned or controlled approximately 60.0% of the voting power of our company. As a result, if such persons act together, they have the ability to control all matters submitted to our shareholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. These shareholders may make decisions that are adverse to your interests.

We have not declared any dividends with respect to our common stock.

We have not declared any dividends on our common stock. We intend to retain earnings, if any, to finance the operation and expansion of our business and, therefore, we do not expect to pay cash dividends on our shares of common stock in the foreseeable future.

We are subject to certain provisions of the California corporate code.

Because we are a Nevada corporation, the rights of our stockholders are generally governed by the Nevada Private Corporations Law. However, under Section 2115(a) of the California Corporations Code, we became subject to various sections of the California Corporations Code on January 1, 2004 and will continue to be subject to such conditions until the year after fewer than one-half of our outstanding voting securities (held by other than nominee holders) are held by persons located in California. Although the applicable portions of the California Corporations Code are generally consistent with governing provisions of the Nevada Private Corporations Law and our charter documents, they are not identical. We may be faced with circumstances in which applicable provisions of the Nevada Private Corporations Law or our charter documents cannot be reconciled to governing provisions of the California Corporations Code. The existence of such a conflict may adversely effect our business and operations in various ways in that it may require us to withdraw from a proposed transaction, seek authorizations, interpretations, injunctions or other orders from various courts in connection with a conflict, rescind or re-execute a transaction or pay damages if our good faith attempts at reconciliation are deemed inadequate or incur additional expenses in order to attempt compliance with both governing laws.

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Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We do not have any derivative instruments, commodity instruments, or other financial instruments for trading or speculative purposes, nor are we presently at risk for changes in foreign currency exchange rates.

Item 4.	Controls and Procedures

(a)

Based on the evaluation of our "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) required by paragraph (b) of Rules 13a-15 or 15d-15, our principal chief executive officer and our principal chief financial officer, have concluded that, as of June 30, 2005, our disclosure controls and procedures were effective.

(b)

We are not presently required to conduct quarterly evaluations of our internal control over financial reporting pursuant to paragraph (d) of Rules 13a-15 or 15d-15 promulgated under the Exchange Act. We are, however, in the process of designing, evaluating and implementing internal controls in anticipation of the date when we will become subject to such evaluation requirements.

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PART II - OTHER INFORMATION
Item 1.	Legal Proceedings

In the ordinary course of its business, the Company becomes involved in certain legal actions and claims, including lawsuits, administrative proceedings, regulatory and other matters. Substantial and sometimes unspecified damages or penalties may be sought from the Company in some matters, and some matters may remain unresolved for extended periods. While the Company may establish reserves from time to time based on its periodic assessment of the potential outcomes of pending matters, there can be no assurance that an adverse resolution of one or more such matters during any subsequent reporting period will not have a material adverse effect on the Company's results of operations for that period. However, on the basis of information furnished by counsel and others and taking into consideration the reserves, if any, established for pending matters, the Company does not believe that the resolution of currently pending matters, individually or in the aggregate, will have a material adverse effect on the Company's financial condition.

As previously reported, The Seidler Companies Incorporated commenced an action against the Company in September 2004 in the California state courts seeking payment of $52,000 in fees allegedly owed by the Company, and alleging that the Company refused to register shares issuable upon the exercise of 425,000 in warrants of the Company held by Seidler, for which Seidler sought approximately $525,000 in damages. The Company filed a cross-complaint against Seidler alleging among other things that Seidler breached the underlying services contract upon which Seidler's claims were based. In June 2005 the parties entered into a settlement agreement pursuant to which the lawsuit was dismissed on June 24, 2005, and the parties released all claims against one another. The Company was not required to make any payments or record any liability in connection with the settlement.

Item 2.	Changes in Securities and Use of Proceeds

As discussed in our Current Report on Form 8-K filed on May 3, 2005 with the Securities and Exchange Commission and in Note 1 to the financial statements included herein, on April 27, 2005, the Company closed a transaction contemplated by an Asset Purchase Agreement pursuant to which the Company purchased substantially all of the assets, and assumed substantially all of the liabilities, of PlayStream, LLC, for consideration which involved the payment of $500,000 in cash, the issuance of an aggregate of 3,750,000 shares of common stock valued at $2,137,500 and the issuance of a warrant to purchase 200,000 shares of common stock at an exercise price of $1.35 per share valued at $111,272 for a total purchase price of $2,748,772.

The above-described issuances of shares of our common stock and warrants were effected in reliance upon the exemptions for sales of securities not involving a public offering set forth in Rule 506 promulgated under the Securities Act and Section 4(2) of the Securities Act, based upon the following: (a) the investor represented and warranted to us at the time of purchase that the investor was an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act, and had such background, sophistication, and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering, and the investor represented and warranted that it was acquiring the securities for its own account and not with an intent to distribute such securities; (c) the investor was provided certain disclosure materials regarding the Company and any and all other information requested with respect to the Company, (d) the investor acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered with the SEC under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates and other documents representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

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Item 3.	Defaults Upon Senior Securities

None

Item 4.	Submission of Matters to a Vote of Security Holders

	We held an Annual Meeting of Shareholders on June 30, 2005 at which the shareholders considered and voted as follows on the items described below:

      1.   The shareholders considered whether to elect the following persons as directors, each to serve until the 2008 annual meeting of shareholders and until his respective successor shall have been duly elected and shall qualify, and did so elect the following persons:

	Name of Nominee	Votes for	Votes Withheld/Abstentions	Broker Non-Votes

	Charles Lyons	46,248,380	3,925,235	None

	Salvatore Tirabassi	49,701,318	472,297	None

      2.   The shareholders considered whether to ratify the appointment of Rose, Snyder & Jacobs as independent auditors of the Company for the fiscal year ending December 31, 2005. There were 46,248,364 votes cast in favor, 90,732 votes cast against, 3,798,519 votes withheld, and no broker non-votes, which vote was sufficient for approval.

      3.   The shareholders voted upon a resolution to approve the Company's Second Amended and Restated 2001 Stock Incentive Plan. There were 33,600,135 votes cast in favor, 6,762,986 votes cast against, 58,718 votes withheld, and 9,751,776 broker non-votes, which vote was sufficient for approval.

Item 5.	Other Information

None

Item 6.	Exhibits and Reports on Form 8-K

See Exhibit Index following the Signature and Certification pages.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VitalStream Holdings, Inc.

August 15, 2005	By:	/s/ Jack L. Waterman

Jack L. Waterman, Chief Executive Officer (Principal Executive Officer)

August 15, 2005	By:	/s/ Mark Belzowski

Mark Belzowski, Chief Financial Officer (Principal Accounting Officer)

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EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference/ Filed Herewith

10.1	Second Amendment to Employment Agreement (Philip N. Kaplan)	Filed herewith

10.2	Asset Purchase Agreement dated April 27, 2005 with PlayStream, LLC	Incorporated by reference to the Company's Report on Form 8-K filed with the SEC on May 3, 2005, File No. 001-10013

10.3	Letter Agreement with Jack Waterman dated May 20, 2005	Incorporated by reference to the Company's Report on Form 8-K filed with the SEC on June 6, 2005, File No. 001-10013

31.1	Section 302 Certification of Chief Executive Officer	Filed herewith

31.2	Section 302 Certification of Chief Executive Officer	Filed herewith

32.1	Section 906 Certification of Chief Executive Officer	Filed herewith

32.2	Section 906 Certification of Chief Executive Officer	Filed herewith

*Portions of this Exhibit have been omitted pursuant to Rule 24b-2, are filed separately with the SEC and are subject to a confidential treatment request.